Exhibit 99.1
June 29, 2009
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804
Ladies and Gentlemen:
     Pursuant to Rule 12b-25(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25, to be filed by BancorpSouth, Inc. 401(k) Profit-Sharing Plan (the “Registrant”) on or about June 29, 2009, which contains notification of the Registrant’s inability to file its Form 11-K by June 29, 2009. We have read the Registrant’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Registrant’s financial statements for the year ended December 31, 2008, to be included in its Form 11-K.
Very truly yours,
/s/ KPMG LLP